Demotech, Inc.

Demotech, Inc.

Form NRSRO – Annual Certification

March 2023

Exhibit 4

Organizational Structure

2715 Tuller Parkway Dublin, Ohio 43017-2310
Tel: 614 761-8602 800 354-7207 Fax: 614 761-0906
www.demotech.com

Demotech, Inc.

Exhibit 4. Organizational structure


Board of Directors
Sharon M. Romano Petrelli
CPCU, AIAF, CCP, ARC
Vice President & Co-Founder
Joseph L. Petrelli
ACAS, ASA, MAAA (MBA)
President & Co-Founder
Accounting
Compliance
W. Burke Coleman, Esq.
Chief Regulatory &
Compliance Counsel
(Designated Compliance Officer)
Ratings
Barry Koestler, II, CFA
Chief Ratings Officer
Sales & Marketing
Administrative
Support
Information
Technology
Publications